KEMA Partners LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

SEC FILE NUMBER
8-67600

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KEMA Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 LaVerne Ave
_____
(No. and Street)

Mill Valley, CA 94941

(City) _____ (State) _____ (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard W. Cann   **415-383-4743**   **hcann@kemapartners.com**

(Name) _____ (Area Code – Telephone Number) _____ (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
_____
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270 **Walnut Creek**   **CA**   **94598**

(Address) _____ (City) _____ (State) _____ (Zip Code)

03/04/09   **3381**

(Date of Registration with PCAOB)(if applicable) _____ (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Howard W. Cann_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _KEMA Partners LLC_____, as of _12/31_____, 2 _022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

**SEE ATTACHED
CALIFORNIA JURAT**

Signature:

Title: _____
Managing Partner

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





CA GOV'T CODE 8202

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of MARIN

Subscribed and sworn to (or affirmed) before me on this 23RD day of FEBRUARY, 20 23,

by Howard W CANN.
name of signer(s)

name of signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS my hand and official seal.

ERICA Y. JOUBERT
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2381922
MARIN COUNTY
My Comm. Exp. December 3, 2025

Signature [signature]

(Seal)

OPTIONAL INFORMATION

The information in this section is not required by law.
Including it could prevent the fraudulent reattaching of this Certificate to another document.

Description of Attached Document

Title or Type of Document: Annual Reports Form

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

Notary Name: ____ Notary Contact: ____



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members
of KEMA Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KEMA Partners LLC as of December 31, 2022, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KEMA Partners LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KEMA Partners LLC's management. Our responsibility is to express an opinion on KEMA Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KEMA Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II – Computation for the Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3, and the Schedule of Securities Investor Protection Corporation Assessments and Payments has been subjected to audit procedures performed in conjunction with the audit of KEMA Partners LLC's financial statements. The supplemental information is the responsibility of KEMA Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KEMA Partners LLC's auditor since 2022.
Walnut Creek, California
February 28, 2023

KEMA Partners LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$ 109,427
Accounts receivable, net	30,552
Prepaid expense	12,477
Securities	58,940
Total assets	**$ 211,396**

Liabilities & Members' Equity

Liabilities

Accounts payable and accrued expenses	$ 78,201
Deferred profit	2,588
Total liabilities	**80,789**

Members' equity

Members' equity	130,607
Total members' equity	**130,607**
Total liabilities and members' equity	**$ 211,396**

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Income
For the Year Ended December 31, 2022

Revenues

Advisory and retainer fees	$	1,180,875
Private placement fees		163,991
Investment banking fees		3,524,804
Supervisory fees		91,800
Loss on fair value of securities		(45,306)
Bank interest		6
Total revenues		4,916,170

Expenses

Professional fees		4,535,440
Commission expense		147,592
Communications		22,999
Occupancy		4,200
Regulatory fees		7,552
Other operating expenses		33,456
Total expenses		4,751,239
Net income (loss) before income tax provision		164,931
Income tax provision		11,900
Net income (loss)	$	153,031

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2022

Balance December 31, 2021	$ 172,576
Members' distributions	(195,000)
Net income (loss)	153,031
Balance December 31, 2022	$ 130,607

The accompanying notes are an integral part of these financial statements.

KEMA Partners LLC
Statement of of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities

Cash received from client fees	$	4,370,733
Cash received from other income		85,950
Cash used in professional fees		(4,027,798)
Cash used in commission expense		(147,592)
Cash used in communications		(22,904)
Cash used in occupancy and equipment rental		(4,200)
Cash received from regulatory fees		(18,324)
Cash used in other operating expenses		(30,255)
Cash received from bank interest		6
Cash used in taxes withheld exceeding cash received from amounts withheld		(3,360)
Cash received from (used in) income taxes		(11,900)
Net cash provided by operating activities	$	190,356

Cash flows from investing activities

Cash received from sale of securities, net of fees	37,167
Net cash provided by investing activities	37,167

Cash flows from financing activities

Distribution of earnings	(195,000)
Net cash used in financing activities	(195,000)

Change in cash	32,523
Cash at beginning of year	76,904
Cash at end of year	$ 109,427

Reconciliation of net income to net cash provided by operating activity

Net income (loss)	$	153,031
Net revenue received as securities		(40,762)
Loss on fair value of securities		45,505
Change in assets and liabilities		
Decrease (increase) in A/R		152,655
Decrease (increase) in prepaid expense		2,264
Increase (decrease) in A/P and accrued expenses		(122,049)
Increase (decrease) in deferred profit		(288)
Net cash provided by operating activities	$	190,356

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

KEMA Partners LLC (the "Company") was organized as a California Limited Liability Company (LLC) in November 2006.   In August 2007, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to provide private placement of securities, mergers, acquisitions, and other financial advisory services.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material. There was $2,540 in bad debt expense for the year ended December 31, 2022.

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company shares its office space with one of its members under the terms of an expense sharing agreement, which is cancellable with reasonable notice. This agreement is not subject to FASB *ASC 842, Leases*. The Company records shared expenses monthly as billed.

A substantial portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry. During the year ended December 31, 2022, four clients comprised 60% of total revenues.

Note 2: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 3: FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3: FAIR VALUE MEASUREMENTS, continued

<u>Level 3</u>. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Investments in private companies: valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

Description	Fair Value Measurements			
	Level 1	Level 2	Level 3	Total
Securities owned:				
Investments in private companies	$ -	$ -	$ 58,940	$ 58,940
Total	$ -	$ -	$ 58,940	$ 58,940

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3: FAIR VALUE MEASUREMENTS, continued

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2022:

	Amounts
Beginning balance at December 31, 2021	$ 100,849
Additions	40,762
Cash proceeds	-37,365
Realized loss	-20,097
Subtotal	84,149
Unrealized loss	-25,209
Ending balance at December 31, 2022	$ 58,940

Note 4: REVENUE FROM CONTRACTS WITH CUSTOMERS

All revenue is from contracts with customers for four types of fees: (1) investment banking fees earned in connection with mergers, acquisitions and restructuring transactions, (2) securities placement fees earned in connection with structuring and the private placement of debt and equity securities, (3) other financial advisory service fees, and (4) fees to supervise independent contractor registered representatives.

Registered representatives are billed fees monthly for daily supervision. Supervisory fee revenue is recognized when billed.

Success fees on investment banking services and securities placement are recognized as revenue when the transaction is finalized, funded and the associated performance obligations are completed. All success fees are calculated as a percentage of gross proceeds of a financing or a percentage of transaction value of a sale.

Retainer fees are billed in accordance with the terms of the customer agreement ("terms"). The recognition of retainer fee revenue may be deferred so the revenue is recognized as the associated performance obligations are completed in accordance with the terms. Retainer fees are typically non-refundable and may be applied against the subsequent success fee, if any.

When a success fee is billed to which retainer fees paid are applied, retainer fee revenue is reversed so that the success fee is presented at gross.

Note 4: REVENUE FROM CONTRACTS WITH CUSTOMERS, continued

Revenue from other advisory service fees is recognized as the services are performed in accordance with the terms.

A percentage of the fees for investment banking services, securities placement, other advisory services and retainers is distributed to registered representatives when the customer pays the fee. The liability for distributions is recorded when the receivable from the customer is recorded.

Expense for the distribution of success fees from securities placements is recognized when the revenue is recognized, and is in commission expense on the Statement of Income. Expense for the distribution of success fees from investment banking services, and for fees from other advisory services, is recognized when the revenue is recognized, and is in professional fees on the Statement of Income.

Expense for the distribution of retainer fees may be deferred and recognized when the associated revenue is recognized, and is in professional fees on the Statement of Income. The deferred retainer fee revenue and its related expense are recorded at net on the Statement of Financial Condition as deferred profit of $2,588. Deferred retainer fee revenue at December 31, 2022 was $45,625 and the related deferred expense was $43,037. There are no other incremental costs to obtain or fulfill contracts with customers.

Note 5: INCOME TAXES

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2022, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		11,100
Total income tax provision	$	11,900

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years.

Note 5: INCOME TAXES, continued

Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, neither the IRS nor the California Franchise Tax Board has proposed an adjustment to the Company's tax position.

Note 6: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with one of its members, whereby the member provides office space for the Company. For the year ended December 31, 2022, the Company incurred $2,400 in rent expenses, included in occupancy expense of $4,200 on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 7: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 7: COMMITMENTS AND CONTINGENCIES, continued

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $47,014 which was $41,628 in excess of its required net capital of $5,386; and the Company's ratio of aggregate indebtedness ($80,789) to net capital was 1.72 to 1, which is less than the 15 to 1 maximum allowed.

KEMA Partners LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2022

Computation of net capital

Members' equity		$ 130,607	
Total members' equity			$ 130,607
Less: Non-allowable assets			
Accounts receivable, in excess of related payable		(12,176)	
Prepaid expenses		(12,477)	
Securities		(58,940)	
Total non-allowable assets			(83,593)
Net capital			47,014

Computation of net capital requirements

Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		$ 5,386	
Minimum dollar net capital required		$ 5,000	
Net capital required (greater of above)			(5,386)
Excess net capital			$ 41,628

Ratio of aggregate indebtedness to net capital	1.72 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated December 31, 2022.

See report of independent registered public accounting firm

KEMA Partners LLC
Schedule II – Computation for the Determination of the Reserve
Requirements and Information Relating to Possession or Control
Requirements for Broker Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) private placement of securities, and (2) merger and acquisition and advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

KEMA Partners LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members
of KEMA Partners LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) KEMA Partners LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition and advisory service. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KEMA Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KEMA Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 28, 2023



KEMA Partners LLC
Exemption Report
For the Year Ended December 31, 2022

KEMA Partners LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) merger and acquisition and advisory service. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KEMA Partners LLC

I, Howard W. Cann, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: _____
Title: Managing Partner

*309 LaVerne Ave., Mill Valley, CA 94941 *** 415-383-4743*
Member SIPC and FINRA

KEMA Partners LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2022

CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members
of KEMA Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of KEMA Partners LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 28, 2023

KEMA Partners LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2022

Total assessment	$	6,930
SIPC-6 general assessment		
Payment made on July 21, 2022		(3,710)
SIPC-7 general assessment		
Payment made on February 7, 2023		(3,220)
Total assessment balance	$	-